# Hilton Group plc

## DIRECTORS’ SHARE INTERESTS

HILTON GROUP PLC (“THE COMPANY”) ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY (“SHARES”) HELD UNDER THE COMPANY’S SHARE INVESTMENT PLAN (“THE PLAN”):



| ***DIRECTORS*** | ***NO. OF SHARES PURCHASED (NOTE 1)*** | ***NO. OF BONUS SHARES AWARDED (NOTE 2)*** | ***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*** |
|---|---|---|---|
| DAVID MICHELS | 20 | 11 | 2,919 |
| BRIAN WALLACE | 20 | 11 | 2,919 |
| CHRISTOPHER BELL | 20 | 11 | 2,919 |

| ***OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY*** | ***NO. OF SHARES PURCHASED (NOTE 1)*** | ***NO. OF BONUS SHARES AWARDED (NOTE 2)*** | ***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*** |
|---|---|---|---|
| MICHAEL NOBLE | 20 | 11 | 2,919 |
| WOLFGANG NEUMANN | 20 | 11 | 834 |
| JOHN O’REILLY | 20 | 11 | 2,919 |
| BRYAN TAKER | 20 | 11 | 2,919 |



**NOTES:**

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 JANUARY 2006 AT 364P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO

SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD WHERE APPLICABLE).

# Hilton Group plc

RECEIVED
2005 JAN 25 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**SECTION 198 NOTIFICATION**

HILTON GROUP PLC ("THE COMPANY") TODAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE COMPANIES ACT 1985, FROM CREDIT SUISSE FIRST BOSTON ("CSFB") THAT THE INTERESTS OF CSFB AND ITS SUBSIDIARIES HAVE DECREASED TO 60,269,825 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.75% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

CSFB HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

| | SHARES |
|---|---|
| CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED | 44,525,471 |
| CREDIT SUISSE FIRST BOSTON INTERNATIONAL | 15,744,354 |
| TOTAL | 60,269,825 |

# Hilton Group plc

## SECTION 198 NOTIFICATION - CORRECTION

HILTON GROUP PLC ("THE COMPANY") ANNOUNCED ("THE ANNOUNCEMENT") EARLIER TODAY, 11 JANUARY 2006, THAT IT HAD RECEIVED NOTIFICATION ("THE FIRST NOTIFICATION") PURSUANT TO PART VI OF THE COMPANIES ACT 1985 FROM UBS AG ("UBS") THAT THE INTERESTS OF UBS AND ITS SUBSIDIARIES HAD INCREASED TO 122,680,179 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 7.64% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

SUBSEQUENT TO MAKING THE ANNOUNCEMENT THE COMPANY HAS THIS EVENING, 11 JANUARY 2006, RECEIVED A FURTHER NOTIFICATION FROM UBS REQUESTING THE COMPANY TO DISREGARD THE FIRST NOTIFICATION WHICH WAS INCORRECT AND ADVISING THAT UBS, ACTING THROUGH ITS BUSINESS GROUP AND LEGAL ENTITIES, DID NOT HAVE A NOTIFIABLE INTEREST IN THE ORDINARY SHARES OF 10P EACH OF THE COMPANY.

# Hilton Group plc



**SECTION 198 NOTIFICATION**

HILTON GROUP PLC ("THE COMPANY") TODAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE ACT, FROM CREDIT SUISSE FIRST BOSTON ("CSFB") THAT THE INTERESTS OF CSFB AND ITS SUBSIDIARIES HAVE INCREASED TO 66,255,010 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 4.13% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

CSFB HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

| | SHARES |
|---|---|
| CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED | 50,556,310 |
| CREDIT SUISSE FIRST BOSTON INTERNATIONAL | 15,698,700 |
| TOTAL | 66,255,010 |